                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



[X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended       August 31, 1998
                          ------------------------------------------------------

                                      OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                      to
                               --------------------    -------------------------


         Commission file number .... 1-11288 .... [Applied Power Inc.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        APPLIED POWER INC. 401(k) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              APPLIED POWER INC.
                        13000 WEST SILVER SPRING DRIVE
                             BUTLER, WI 53007-1083

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       APPLIED POWER INC.
                                         401(k) PLAN



Date: February 26, 1999                /s/ Robert C. Arzbaecher
                                       ------------------------------------
                                       Robert C. Arzbaecher
                                       Plan Administrative Committee Member

APW 401(k) PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED AUGUST 31, 1998

                                APW 401(k) Plan

                                     Index

                                                                           Pages

Report of Independent Accountants                                              2

Financial Statements:
  Statements of Net Assets Available for Plan Benefits,
    August 31, 1998 and 1997                                                   3

  Statements of Changes in Net Assets Available
    for Plan Benefits for the years ended
    August 31, 1998 and 1997                                                 4-6

  Notes to Financial Statements                                             7-13

Supplemental Schedules:
  Item 27(a) - Schedule of Assets Held for Investment Purposes
    as of August 31, 1998                                                     14

  Item 27(d) - Schedule of Reportable Transactions
    for the year ended August 31, 1998                                        15

Report of Independent Accountants

APW 401(k) Plan

We were engaged to audit the financial statements and supplemental schedules of the APW 401(k) Plan (the "Plan") as of August 31, 1998 and 1997, and for the years then ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of August 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of August 31, 1998, and (2) reportable transactions for the year ended August 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
February 19, 1999

APW 401(k) Plan
Statements of Net Assets Available for Plan Benefits
August 31, 1998 and 1997

                                                          1998          1997
                                                       -----------   -----------
Assets

Investments:
  Fidelity Equity Growth (Magellan) Fund               $14,952,379   $         -
  Fidelity Growth Company Fund                           1,579,576             -
  Fidelity Intermediate Bond Fund                          944,154             -
  Fidelity Balanced Fund                                 6,814,290             -
  Fidelity International Growth and Income Fund            887,585             -
  Fidelity Low-Priced Stock Fund                         1,730,952             -
  Fidelity Managed Income Portfolio Fund                11,213,210             -
  Fidelity Spartan U.S. Equity Index Portfolio Fund      6,084,184             -
  APW Stock Fund                                        31,790,606    42,362,882
  Equity and other mutual funds                                  -       523,097
  Balanced mutual fund                                           -        68,992
  Common trust fund                                              -        47,968
  Money market fund                                              -         3,164
  Fixed income mutual fund                                       -        21,847
  Participant loans                                      1,423,312             -
                                                       -----------   -----------
    Total investments                                   77,420,248    43,027,950

Contributions receivable - employer                      3,819,311             -
Contributions receivable - participants                    155,682             -
Cash                                                             -        24,118
                                                       -----------   -----------
    Net assets available for plan benefits             $81,395,241   $43,052,068
                                                       ===========   ===========

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Statements of Changes in Net Assets Available for Plan Benefits for the years ended August 31, 1998 and 1997

                                                                                                                  Fidelity
1998                                           Fidelity          Fidelity        Fidelity                       International
                                             Equity Growth        Growth       Intermediate      Fidelity        Growth and
                                            (Magellan) Fund    Company Fund     Bond Fund      Balanced Fund     Income Fund
                                            ---------------    ------------    ------------    -------------    -------------
Additions:
Investment income:
  Dividend income                           $       455,039    $     10,638    $     36,101    $     115,841    $           -
  Interest income                                        37               -               4               14                -
  Net appreciation (depreciation)
    in fair value of investments                   (593,746)       (114,377)          6,254          (66,505)         (61,698)
                                            ---------------    ------------    ------------    -------------    -------------
      Total investment income (loss)               (138,670)       (103,739)         42,359           49,350          (61,698)
                                            ---------------    ------------    ------------    -------------    -------------

Contributions:
  Employer                                                -               -               -                -                -
  Rollovers                                         197,379         108,059          18,492          102,044           89,398
  Participants                                    1,124,721         297,722         136,538          499,094          170,672
                                            ---------------    ------------    ------------    -------------    -------------
      Total contributions                         1,322,100         405,781         155,030          601,138          260,070
                                            ---------------    ------------    ------------    -------------    -------------
      Total additions (reduction)                 1,183,430         302,042         197,389          650,488          198,372
                                            ---------------    ------------    ------------    -------------    -------------

Deductions:
  Distributions to participants                  (1,017,633)       (171,380)        (37,914)        (505,529)        (123,133)
  Administrative expenses                              (717)            (75)            (58)            (326)            (103)
                                            ---------------    ------------    ------------    -------------    -------------
      Total deductions                           (1,018,350)       (171,455)        (39,972)        (505,855)        (123,236)
                                            ---------------    ------------    ------------    -------------    -------------

Interfund transfers                                (537,837)        377,312         (23,427)         186,434           73,967
Transfers from terminated plan                   15,325,136       1,071,677         808,164        6,483,223          738,482
                                            ---------------    ------------    ------------    -------------    -------------
      Total transfers                            14,787,299       1,448,989         784,737        6,669,657          812,449
                                            ---------------    ------------    ------------    -------------    -------------

      Net increase (decrease)                    14,952,379       1,579,576         944,154        6,814,290          887,585

Net assets available for plan benefits:
  Beginning of year                                       -               -               -                -                -
                                            ---------------    ------------    ------------    -------------    -------------
  End of year                               $    14,952,379    $  1,579,576    $    944,154    $   6,814,290    $     887,585
                                            ===============    ============    ============    =============    =============

                                                                Fidelity            Fidelity
1998                                          Fidelity          Managed           Spartan U.S.
                                             Low-Priced     Income Portfolio      Equity Index          APW
                                             Stock Fund           Fund           Portfolio Fund      Stock Fund
                                            -----------     ----------------     --------------     ------------
Additions:
Investment income:
  Dividend income                           $         -     $        399,920     $      102,347     $     19,456
  Interest income                                                        10                   5            1,230
  Net appreciation (depreciation)
    in fair value of investments               (260,301)                   -           (199,935)      (8,590,563)
                                            -----------     ----------------     --------------     ------------
      Total investment income (loss)           (260,301)             399,930            (97,583)      (8,569,877)
                                            -----------     ----------------     --------------     ------------

Contributions:
  Employer                                            -              900,000                  -          811,829
  Rollovers                                      72,694               52,072             72,393           87,028
  Participants                                  262,152              552,585            574,502          143,967
                                            -----------     ----------------     --------------     ------------
      Total contributions                       334,846            1,504,657            646,895        1,042,824
                                            -----------     ----------------     --------------     ------------
      Total additions (reduction)                74,545            1,904,587            549,312       (7,527,053)
                                            -----------     ----------------     --------------     ------------

Deductions:
  Distributions to participants                (181,453)            (992,201)          (427,469)      (4,163,851)
  Administrative expenses                          (482)                (602)              (219)          (2,872)
                                            -----------     ----------------     --------------     ------------
      Total deductions                         (181,935)            (992,803)          (427,688)      (4,166,723)
                                            -----------     ----------------     --------------     ------------

Interfund transfers                             (33,592)             129,824            681,105        1,121,500
Transfers from terminated plan                1,871,934           10,171,602          5,281,455                -
                                            -----------     ----------------     --------------     ------------
      Total transfers                         1,838,342           10,301,426          5,962,560        1,121,500
                                            -----------     ----------------     --------------     ------------

      Net increase (decrease)                 1,730,952           11,213,210          6,084,184      (10,572,276)

Net assets available for plan benefits:
  Beginning of year                                   -                    -                  -       42,362,882
                                            -----------     ----------------     --------------     ------------
  End of year                               $ 1,730,952     $     11,213,210     $    6,084,184     $ 31,790,606
                                            ===========     ================     ==============     ============
                                                                                                     (continued)

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Statements of Changes in Net Assets Available for Plan Benefits, Continued for the years ended August 31, 1998 and 1997

1998                                        Equity
                                          and Other       Balanced        Common         Money       Fixed Income
Additions:                               Mutual Funds    Mutual Fund    Trust Fund    Market Fund     Mutual Fund
                                         ------------    -----------    ----------    -----------    ------------
Investment income:
   Dividend income                         $    2,585     $      957    $       --     $       --     $        --
   Interest income                                 --             --            --            858             482
   Net appreciation (depreciation) in
      fair value of investments                30,830          2,675           814             --             493
                                         ------------    -----------    ----------    -----------    ------------
          Total investment income
               (loss)                          33,415          3,632           814            858             975
                                         ------------    -----------    ----------    -----------    ------------

Contributions:
   Employer                                        --             --            --             --              --
   Rollover                                        --             --            --             --              --
   Participants                                    --             --            --             --              --
                                         ------------    -----------    ----------    -----------    ------------
          Total contributions                      --             --            --             --              --
                                         ------------    -----------    ----------    -----------    ------------
          Total additions                      33,415          3,632           814            858             975
                                         ------------    -----------    ----------    -----------    ------------

Deductions:
   Distributions to participants               (4,222)            --            --             --              --
   Administrative expenses                         --             --            --             --              --
                                         ------------    -----------    ----------    -----------    ------------
          Total deductions                     (4,222)            --            --             --              --
                                         ------------    -----------    ----------    -----------    ------------

Interfund transfers                          (552,290)       (72,624)      (48,782)        (4,022)        (22,822)
Transfers from terminated plan                     --             --            --             --              --
                                         ------------    -----------    ----------    -----------    ------------
          Total transfers                    (552,290)       (72,624)      (48,782)        (4,022)        (22,822)
                                         ------------    -----------    ----------    -----------    ------------

          Net increase (decrease)            (523,097)       (68,992)      (47,968)        (3,164)        (21,847)

Beginning of year                             523,097         68,992       (47,968)         3,164          21,847
                                         ------------    -----------    ----------    -----------    ------------
End of year                                $       --     $       --    $       --     $       --     $        --
                                         ============    ===========    ==========    ===========    ============

1998
                                                         Participant
Additions:                                   Cash           Loans          Other          Total
                                         ------------    -----------    -----------    -----------
Investment income:
   Dividend income                         $       --    $        --    $        --    $ 1,142,884
   Interest income                                 --         66,673             --         69,313
   Net appreciation (depreciation) in
      fair value of investments                    --             --             --     (9,846,059)
                                         ------------    -----------    -----------    -----------
          Total investment income
               (loss)                              --         66,673             --     (8,633,862)
                                         ------------    -----------    -----------    -----------

Contributions:
   Employer                                        --             --      3,819,311      5,531,140
   Rollover                                        --             --             --        799,559
   Participants                                    --             --        155,682      3,917,635
                                         ------------    -----------    -----------    -----------
          Total contributions                      --             --      3,974,993     10,248,334
                                         ------------    -----------    -----------    -----------
          Total additions                          --         66,673      3,974,993      1,614,472
                                         ------------    -----------    -----------    -----------

Deductions:
   Distributions to participants                 (134)       (43,840)            --     (7,668,759)
   Administrative expenses                         --             --             --         (5,454)
                                         ------------    -----------    -----------    -----------
          Total deductions                       (134)       (43,840)            --     (7,674,213)
                                         ------------    -----------    -----------    -----------

Interfund transfers                           (23,984)       268,671     (1,519,433)            --
Transfers from terminated plan                     --      1,131,808      1,519,433     44,402,914
                                         ------------    -----------    -----------    -----------
          Total transfers                     (23,984)     1,400,479             --     44,402,914
                                         ------------    -----------    -----------    -----------

          Net increase (decrease)             (24,118)     1,423,312      3,974,993     38,343,173

Beginning of year                              24,118             --             --     43,052,068
                                         ------------    -----------    -----------    -----------
End of year                                $       --    $ 1,423,312    $ 3,974,993    $81,395,241
                                         ============    ===========    ===========    ===========
                                                                                       (concluded)

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Statements of Changes in Net Assets Available for Plan Benefits, Continued for the years ended August 31, 1998 and 1997

                                                            Equity
                                         APW              and Other       Balanced        Common         Money       Fixed Income
1997                                     Stock Fund      Mutual Funds    Mutual Fund    Trust Fund    Market Fund     Mutual Fund
                                         ------------    ------------    -----------    ----------    -----------    ------------
Additions:
Investment income:
   Dividend income                       $     80,988    $      5,244    $     1,478    $    3,905    $        --    $      1,205
   Interest income                                 --              --             --            --          4,613              --
   Net appreciation in fair value
      of investments                       22,642,469         128,475         10,957         2,540             --             663
                                         ------------    ------------    -----------    ----------    -----------    ------------
          Total investment income          22,723,457         133,719         12,435         6,445          4,613           1,868
                                         ------------    ------------    -----------    ----------    -----------    ------------

Employer contributions                             --              --             --            --      1,600,000              --
                                         ------------    ------------    -----------    ----------    -----------    ------------
     Total additions                       22,723,457         133,719         12,435         6,445      1,604,613           1,868

Deductions:
   Distributions to participants           (2,573,210)        (39,736)            --            --             --              --
Interfund transfers                         2,124,275          82,551         (1,133)        3,867     (1,620,852)          3,341
                                         ------------    ------------    -----------    ----------    -----------    ------------
   Net increase (decrease)                 22,274,522         176,534         11,302        10,312        (16,239)          5,209

Net assets available for plan benefits
   Beginning of year                       20,088,360         346,563         57,690        37,656         19,403          16,638
                                         ------------    ------------    -----------    ----------    -----------    ------------
   End of year                           $ 42,362,882    $    523,097    $    68,992    $   47,968    $     3,164     $    21,847
                                         ============    ============    ===========    ==========    ===========    ============

1997                                         Cash           Total
                                         ------------    -----------
Additions:
Investment income:
   Dividend income                       $         --    $     92,820
   Interest income                                 --           4,613
   Net appreciation in fair value
      of investments                               --      22,785,104
                                         ------------    ------------
          Total investment income                  --      22,882,537
                                         ------------    ------------

Employer contributions                        600,000       2,200,000
                                         ------------    ------------
     Total additions                          600,000      25,082,537

Deductions:
   Distributions to participants                 (250)     (2,613,196)
Interfund transfers                          (592,049)             --
                                         ------------    ------------
   Net increase (decrease)                      7,701      22,469,341

Net assets available for plan benefits
   Beginning of year                           16,417      20,582,727
                                         ------------    ------------
   End of year                           $     24,118    $ 43,052,068
                                         ============    ============

  The accompanying notes are an integral part of these financial statements.

APW 401(k) Plan
Notes to Financial Statements


1. Plan Description:

   The following description of the APW 401(k) Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   a. General: Prior to January 1, 1998, Applied Power Inc. (the "Company") operated two retirement savings plans, the Applied Power Inc. Employee Stock Ownership Plan (the "ESOP Plan") which had an August 31 plan year end, and the Applied Power Inc. Employee Savings Plan (the "Savings Plan") which had a December 31 plan year end. The ESOP Plan operated as an employee stock ownership plan as defined in Section 4975(e)(7) of the Internal Revenue Code. The Savings Plan operated as a 401(k) salary reduction plan. On January 1, 1998, the Savings Plan was merged with the ESOP Plan to become the APW 401(k) Plan (the "Plan"). The Savings Plan and ESOP Plan were merged to consolidate trustee and administrative functions.

      Beginning January 1, 1998, The Plan operates as a 401(k) salary reduction plan. Generally, all employees of the Company who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan. The Plan allows participants to reduce their taxable income by making voluntary contributions to the Plan on a "before-tax" basis in an amount representing a fixed percent of their defined compensation, not to exceed 19%, subject to certain Internal Revenue Service limitations. Participants are also allowed to make additional contributions not to exceed 5% of their defined compensation on an "after-tax" basis, subject to certain limitations. Plan participants have the ability to self-direct their contributions into various funds.

      For the period from September 1, 1997 to December 31, 1997 and for fiscal year 1997, the provisions of the ESOP Plan were in effect. Generally, all employees of the Company and its domestic subsidiaries were eligible to participate in the ESOP Plan. Employees of acquired companies were added to the ESOP Plan at the discretion of the Company. An employee became eligible to participate in the ESOP Plan on the first date on which the employee completed an hour of service if such employee attained at least 1,000 hours of service during the plan year.

      On January 1, 1998, $44,402,914 of net assets available for plan benefits were transferred into the Plan from the Savings Plan. Also on January 1, 1998, Fidelity Institutional Retirement Services Company became the trustee of the Plan.

APW 401(k) Plan
Notes to Financial Statements, Continued

1.   Plan Description, Continued:

     b. Contributions: The Company matches the first $300 of pre-tax contributions by employees who were employed on the last day of the plan year, even if the employee was not contributing on the last day (After-tax contributions are not matched), plus an additional 25% of contributions between $300 and 6% of the participant's eligible compensation.

        At the end of each plan year, the Company makes a "core" contribution to the accounts of all eligible participants. The core contribution is equal to 3% of defined compensation for that plan year, subject to certain limitations. Core contributions are to be used to buy shares of the APW Stock Fund. Participants who are age 50 or older and fully vested are eligible to invest one-half of their core contribution account into any of the investment funds available under the Plan.

        For the period from September 1, 1997 to December 31, 1997 and for fiscal year 1997, under the ESOP Plan provisions, eligible participants received contributions equaling 3% of qualified compensation for each plan year, plus such additional amounts as the Board of Directors of the Company determined from time to time. The percentage of pay and any discretionary contributions were made in cash or qualifying employer securities; however, all contributions were to be made in cash if there was a stock obligation outstanding.

     c. Investment Options: The Plan allows participants to direct the investment of their contributions among several investment funds. The funds are maintained by Fidelity Institutional Retirement Services Company. As of August 31, 1998, the Plan provided the following investment funds in which participant contributions to the Plan could be invested:

        Equity Growth (Magellan) Fund: Invests in common stocks seeking long-term capital appreciation.

        Growth Company Fund: Invests in stocks of companies with above-average growth potential, aggressively seeking investment growth.

        Intermediate Bond Fund: Invests in fixed income obligations with intermediate maturities, seeking high levels of current income.

        Balanced Fund: Invests in common and preferred stocks and bonds seeking as much income as possible, consistent with preservation of capital.

        International Growth and Income Fund: Invests in foreign securities seeking capital growth and current income.

        Low-Priced Stock Fund: Invests in equity securities that are considered by the fund's management to be low-priced at the time of purchase ($25 or less per share), seeking long-term capital appreciation.

APW 401(k) plan
Notes to Financial Statements, continued

1.   Plan Description, Continued:

     c. Investment Options, Continued: Managed Income Portfolio Fund: Invests in short and long-term investment contracts, seeking preservation of capital and a competitive level of income over time.

        Spartan U.S. Equity Index Portfolio Fund: Invests in stocks of companies on the Standard & Poor's 500 Index, and seeks as much income as possible, consistent with preservation of capital.

        Under the provisions of the ESOP Plan for the period from September 1, 1997 to December 31, 1997 and fiscal year 1997, participants who were 50 years of age or older and 100% vested were provided the following investment options, in addition to the APW Stock Fund, to provide diversification. The funds were maintained by Firstar Trust Company:

        Equity and Other Mutual Funds: Invests in stocks which provide investment returns that mirror the Standard & Poor's 500 Index.


        Balanced Mutual Fund: Invests in stocks, bonds, and money market instruments with the objective to have the investment grow in value over time, while also generating some immediate income. The fixed income portion of the fund is invested in investment-grade quality bonds.


        Common Trust Fund: Invests in the stock of small-to-medium-sized US companies whose stock, the fund manager believes, has the potential to increase in value.


        Money Market Fund: Invests in a broad range of government, bank and commercial money market securities.


        Fixed Income Mutual Fund: Invests in bonds which have intermediate and longer maturity dates and, in theory, offer moderate risk. The goal is to produce an annual rate of total return that is comparable, before fund expenses, to that of the Lehman Brothers Government/Corporate Bond Index.

     d. Participant Accounts: Each participant's account is credited with the participant's contribution, the Company's matching contribution, and any additional Company contributions, an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations of Plan earnings and administrative expenses are determined in accordance with the proportion of a participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

APW 401(k) Plan
Notes to Financial Statements, Continued


1.   Plan Description, Continued:

     e. Vesting: Participants are immediately vested in their salary deferred and voluntary contributions. As of January 1, 1998, vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. Benefits from employer contributions are vested at 50% after three years of credited service and 100% after five years of credited service.

        As of January 1, 1998, participant accounts under the Savings Plan and ESOP Plan are subject to special vesting provisions as follows:

Years of Vesting       Savings Plan Company          Plan Matching          "Care" Contribution
    Service            Contribution Account       Contribution Account             Account
----------------       --------------------       --------------------      -------------------
Less than 3            100% vested                50% after 3 years;        50% after 3 years;
                                                  100% after 5 years        100% after 5 years

3 or more              100% vested                100% vested               50% after 3 years;
                                                                            100% after 5 years

     f. Payment of Benefits: Withdrawals are subject to the limitations of
        Section 401(k) of the Internal Revenue Code. Upon retirement or death, the participant or his beneficiary is entitled to 100% of the participant's and vested employer contributions plus allocated earnings of the Plan. Participants or their beneficiaries can elect to receive their benefit payments either in a lump sum or in installments. Benefit payments requested but unprocessed amounted to approximately $420,000 and $134,000 at August 31, 1998 and 1997, respectively.

     g. Participant Loans: Participants may borrow from their fund accounts, with the exception of amounts designated as core contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
        (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at prime plus one percent. Principal and interest are payable ratably through payroll deductions.

     h. Forfeited Accounts: Any non-vested portions of terminated accounts will be used to reduce future employer contributions. Forfeitures amounted to $689,000 for the Plan year ended August 31, 1998.

APW 401(k) Plan
Notes to Financial Statements, Continued


2.   Summary of Significant Accounting Policies:

     The following is a summary of the Plan's significant accounting policies.

     a. Estimates: The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     b. Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition. Investments of the Plan are stated at fair market value determined by quoted prices in an active market. Purchases and sales of investments are recorded on a trade date basis.

     c. Investment Income: In accordance with the policy of stating investments at fair value, net appreciation or depreciation in the fair value of investments includes realized and unrealized gains and losses for the year. Interest income is recorded on the accrual basis and dividend income is recorded when reported as received by the trustee.

     d. Contributions: Contributions from employees are recorded in the period the Company makes payroll deductions from the Plan participants. Employer contributions are funded in the year following the plan year.

     e. Payment of Benefits: Benefits are recorded when paid.

     f. Administrative Expenses: Certain fees charged by the trustee are paid by the Plan. All other administrative expenses are paid by the Company at no cost to the Plan.

        Under the provisions of the ESOP Plan for the period from September 1, 1997 to December 31, 1997 and fiscal year 1997, all expenses incurred by the ESOP Plan, including periodic fees charged by the service providers to the ESOP Plan, were reimbursed or paid directly by the Company.

APW 401(k) Plan
Notes to Financial Statements, Continued


3.   Tax Status:

     The Plan obtained its latest determination letter as of May 8, 1998, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving that determination letter and applied for a new determination. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

4.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

5.   Related Party Transactions:

     Plan investments are held and managed by Fidelity Institutional Retirement Services Company. Fidelity is the custodian of the assets of the Plan and processes the daily transactions of the Plan. The APW Stock Fund invests in the stock of the Company. Therefore, transactions with Fidelity and the Company qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. At August 31, 1998 and 1997, 41% and 98%, respectively, of the Plan's total investments were invested in the APW Stock Fund.

6.   Reconciliation of Financial Statements to Form 5500:

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 at August 31, 1998 and 1997.

                                                                            1998            1997
                                                                         -----------     -----------
Net assets available for pain benefits per the financial statements      $81,395,241     $43,052,068
Amounts allocated to withdrawing participants                               (420,655)       (133,941)
                                                                         -----------     -----------
Net assets available for plan benefits per Form 5500                     $80,974,586     $42,918,127
                                                                         ===========     ===========

APW 401(k) Plan
Notes to Financial Statements, Continued


6.   Reconciliation of Financial Statements to Form 5500, Continued:

     The following is a reconciliation of distributions to participants per the financial statements to benefits paid to participants per the Form 5500 for the year ended August 31, 1998.

       Distributions to participants per the financial statements   $7,668,759
       Add: Amounts allocated to withdrawing participants at
         August 31, 1998                                               420,655
       Less: Amounts allocated to withdrawing participants at
         August 31, 1997                                              (133,941)
                                                                    ----------
       Benefits paid to participants per the Form 5500              $7,955,473
                                                                    ==========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to August 31 but not yet paid as of that date.

APW 401(k) Plan
Item 27a -- Schedule of Assets Held for Investment Purposes
August 31, 1998


Column A                Column B                           Column C                 Column D        Column E
--------   ----------------------------------    -----------------------------    ------------    ------------
                  Identity of Issuer,
                    Borrower, Lessor                                                                Current
                    or Similar Party               Description of Investment          Cost           Value
--------   ----------------------------------    -----------------------------    ------------    ------------
   *       Fidelity Investments Institutional    Equity Growth (Magellan) Fund
           Service Company                                                        $ 12,304,659    $ 14,952,379

   *       Fidelity Investments Institutional    Growth Company
           Service Company                                                           1,727,286       1,579,576

   *       Fidelity Investments Institutional    Intermediate Bond Fund
           Service Company                                                             918,561         944,154

   *       Fidelity Investments Institutional    Balanced Fund
           Service Company                                                           6,073,920       6,814,290

   *       Fidelity Investments Institutional    Intermediate Growth and Income
           Service Company                       Fund                                  935,063         887,585

   *       Fidelity Investments Institutional    Low-Priced Stock
           Service Company                                                           1,826,651       1,730,952

   *       Fidelity Investments Institutional    Managed Income Portfolio
           Service Company                       Fund                               11,007,870      11,213,210

   *       Fidelity Investments Institutional    Spartan U.S. Equity Index
           Service Company                       Portfolio Fund                      4,547,094       6,084,184

   *       Applied Power Inc.                    APW Stock Fund                     47,710,438      31,790,606

   *       Plan Participants                     Participants loans, interest
                                                 from 8 - 11%                                        1,423,312
                                                                                                  ------------
                                                                                                  $ 77,420,248
                                                                                                  ============


* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) ERISA

See Report of Independent Accountants.

APW 401 (K) Plan
Item 27d - Schedule of Reportable Transactions for the year ended August 31, 1998



       Column A                     Column B              Column C           Column D             Column G         Column I
----------------------------   -------------------       ------------       -----------         ------------       -----------
                                  Description of           Purchase           Selling              Cost of          Net Gain
Identity of Party Involved             Asset                Price              Price                Asset           or (Loss)
----------------------------   -------------------       ------------       -----------         ------------       -----------
Fidelity                       Equity Growth             $  2,697,440       $ 2,476,450          $ 1,995,163       $   481,287
     (148) purchases           (Magellan) Fund
     (123) sales


Fidelity                       Balanced Fund                1,365,789           968,215              858,199           110,016
     (136) purchases
     (110) sales


Fidelity                       Managed Income               3,296,099         2,254,491            2,254,491              -
     (130)                     Portfolio Fund
     (126)


Fidelity                       Spartan U.S.                 2,007,866         1,005,200              753,751           251,449
     (131) purchases           Equity Index Fund
     (99) sales


Applied Power Inc.             APW Stock Fund               2,796,204         4,213,230            1,721,015         2,492,215
     (146) purchases
     (137) sales

(A) The numbers disclosed in parentheses represent the number of transactions in a series of transactions. A single transaction is reported as a part of a series of transactions, whenever possible.

(B) Column E, Lease Rental, is omitted as it is not applicable.

(C) Column F, Expense Incurred with Transaction, is omitted, as the price reported is net of commission or expense, if any.

(D) Column H, Current Value of Asset on Transaction Date, is omitted, as there are no deviations of purchase price and selling price from the current value on the transaction date.

    See Report of Independent Accountants.